

April 18, 2011

Elyse Douglas
Chief Financial Officer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

> **Re:** **Hertz Global Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 14A**
> **Filed April 6, 2011**
> **File No. 001-33139**

Dear Ms. Douglas:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 26

1. We note that over the last few years the percentage of 'program cars' in your rental fleet has decreased and that this percentage is expected to decrease in the future. As this increases your risk that the market value of a car at the time of disposal will be less than its estimated residual value at such time, please provide a discussion in MD&A explaining this change in trend, management's assessment of the factors causing this change, and its expected impact on overall operations. For example, discuss if you plan to keep cars for a longer period of time, which would result in higher maintenance costs, etc.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates, page 49</u>
<u>Goodwill and Other Intangible Assets</u>

2. Please expand your critical accounting policy for goodwill to include the following:

    - the percentage by which fair value of the reporting units exceeded the carrying values as of the date of the most recent test;
    - the amount of goodwill allocated to the reporting unit;
    - a description of the methods and key assumptions used and how the key assumptions were determined;
    - a discussion of the degree of uncertainty associated with the key assumptions including specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    - a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

<u>Note (c) – Adjusted Pre-tax Income, page 56</u>

3. Please revise to explain "income (loss) before income taxes" as presented for the car and equipment rental segments and how it reconciles to the consolidated amount of $(13.6) million.

<u>Direct Operating Expenses, page 59</u>

4. Please revise to discuss direct operating expenses by reportable segment.

<u>Income Taxes, page 78</u>

5. We note that you elected to suspend the Like Kind Exchange Program (LKE Program) in August 2010 allowing cash proceeds from sales of vehicles to be utilized for other various business purposes. We also note that new tax legislation enables you to temporarily suspend the program with an expected neutral effect on your federal net operating loss position. Please expand your discussion to be more specific with regard to how you plan to use this significant source of funds. Also include if you plan to use a majority of the cash proceeds for other than replacement vehicles, discuss how you plan to fund the purchase of new vehicles during this time period, or whether you will delay the purchases, and any business consequences of such plans. Also, please explain how the suspension of the program will not have an effect on your federal net operating loss position for tax purposes.

Definitive Proxy Statement on Schedule 14A

Business Unit Modifier for 2010, page 45

6. We note that you have quantified the seven strategic goals for the International business unit and the eight strategic goals for the Equipment Rental business unit. In future filings, please quantify the company's actual performance as compared to each of the strategic goals. Please also discuss in greater detail how the Compensation Committee evaluated business unit performance as compared to the various strategic goals in arriving at the business unit modifiers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters or John Stickel at 202-551-3324 if you have questions regarding the comment on the proxy statement. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief